

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

11 December 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





10015032

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	4 December 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	29,500	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,429,924
		After change	5,400,424
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.30%
		After change	0.30%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$122,293.90	

Kwong Sook May
Company Secretary

December 4, 2009



Co Regn No: 199802418D

SEMBCORP INDUSTRIES WINDS UP INACTIVE SUBSIDIARY

Singapore, December 3, 2009 - Sembcorp Industries wishes to announce that its inactive wholly-owned subsidiary, RDC Properties Pte Ltd has been placed under Members' Voluntary Liquidation. Mr Teo Ban Seng has been appointed as the liquidator for the subsidiary.

The voluntary liquidation of the subsidiary does not have any material financial impact on the Sembcorp Group for the financial year ending December 31, 2009.

By Order of the Board

Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	26 November 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	24,250	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,454,174
		After change	5,429,924
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.30%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$100,529.73	

Kwong Sook May
Company Secretary

November 26, 2009

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	11 December 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	105,125	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,400,424
		After change	5,295,299
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.30%
		After change	0.30%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$435,801.68	

Kwong Sook May
Company Secretary

December 11, 2009